O’Melveny & Myers LLP 37ᵗʰ Floor, Yin Tai Centre, Office Tower No. 2 Jianguomenwai Avenue Chaoyang District Beijing 100022 People’s Republic of China	T: +86 10 6563 4200 F: +86 10 6563 4201 omm.com

December 21, 2022

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

Adlai Nortye Ltd.

Confidential Submission of the Draft Registration Statement on Form F-1

On behalf of our client, Adlai Nortye Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of the Company’s ordinary shares, par value US$0.0001 per share, to be represented by American depositary shares (“ADSs”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the proposed offering. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

Financial Information

The Company has included in this submission its audited consolidated financial statements for the two years ended December 31, 2020 and 2021. Prior to the distribution of a preliminary prospectus, the Company will amend the registration statement to include all financial statements required by Form F-1 at the date of the amendment.

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by telephone at +86 13910939617 / +86 10 6563 4261 or via e-mail at kgeng@omm.com.

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Very truly yours,

/s/ Ke Geng

Enclosures

cc:

Yang Lu, Director, Chief Executive Officer, Chairman of the Board of the Company

Lars Erik Birgerson, President, Chief Medical Officer of the Company

Wei Zhang, Chief Financial Officer of the Company

Ke Zhu, Esq., Partner, O’Melveny & Myers LLP

Ye Sun, Esq., Partner, O’Melveny & Myers LLP

Howard Leung, Partner, Mazars USA LLP

Allen C. Wang, Esq., Partner, Latham & Watkins LLP

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